FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, April 28, 2011

FIRST QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted.  The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces a net loss of $240.6 million in the first quarter of 2011 ($12.42 per diluted share) compared to net earnings of $418.4 million in the first quarter of 2010 ($20.38 per diluted share).  The decrease in earnings arose primarily from the impact of $311.3 million of pre-tax ($217.7 million after tax) Japan earthquake losses net of reinsurance and reinstatement premiums and from net investment losses of $101.5 million.  Book value per share decreased to $354.72 at March 31, 2011 from $376.33 at December 31, 2010, a decrease of 3.1% (adjusted for the $10.00 per share common dividend paid in the first quarter of 2011).

“During the first quarter, the company suffered losses from the Japan earthquake as well as from the New Zealand earthquake and Australian floods.  Despite these events, the company continues to be soundly financed, and we continue to hold $1 billion in cash and marketable securities at the holding company level.  Also please note that this is our first quarter reporting under International Financial Reporting Standards (IFRS).  Our investments are now shown at market value at the end of the quarter and the fluctuation in market values resulted in unrealized losses of $134.9 million causing net investment losses of $101.5 million for the quarter,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.

Highlights in the first quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations was 128.7% on a consolidated basis, producing an underwriting loss of $352.0 million, compared to a combined ratio and underwriting loss of 111.3% and $120.6 million, respectively, in the first quarter of 2010.  Underwriting results in the first quarter of 2011 were negatively affected by $401.4 million of pre-tax catastrophe losses (net of reinsurance and reinstatement premiums), including the earthquake losses in Japan.  Prior to giving effect to the impact of the Japanese, New Zealand and Australian catastrophe losses, the company generated a combined ratio of 97.5%.

•
The company’s estimation of its losses from the Tohoku Japan earthquake event assumes an approximate $30 billion industry loss and is based on a combination of modeled information, underwriter analysis, client discussions, and a profile of exposed limits within the affected region.  The nature and scale of the loss and its recent occurrence introduces significant uncertainty to the loss estimation process.  The company therefore advises that ultimate losses could differ, perhaps materially, as further information becomes available.  The $217.7 million of after tax losses from the Japanese earthquake was under 3% of shareholders’ equity, well within our risk tolerance limits.

•
Net premiums written by the company’s insurance and reinsurance operations in the first quarter of 2011 increased 28.0% to $1,399.7 million from $1,093.3 million in the first quarter of 2010 due primarily to the acquisition of Zenith National and First Mercury.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

•
Operating loss of the company’s insurance and reinsurance operations (excluding net losses on investments) in the first quarter of 2011 was $242.0 million compared to a $19.1 million operating profit in the first quarter of 2010, primarily as a result of the above-described catastrophe losses.

•
Interest and dividend income of $178.5 million in the first quarter of 2011 increased 2.8% from $173.6 million in the first quarter of 2010.  The year-over-year increase was attributable to the larger average investment portfolio which resulted from the acquisition of Zenith National and First Mercury partially offset by increased investment expenses incurred in connection with the company’s equity hedges.  Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,377.8 million at March 31, 2011 compared to $4,625.0 million at March 31, 2010).

•	Net investment losses of $101.5 million in the first quarter of 2011 consisted of the following:

	March 31, 2011
	Realized gains	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equities and equity-related investments	34.0	588.4	622.4
Economic equity hedges	—	(428.4)	(428.4)
Equities and equity-related investments after equity hedges	34.0	160.0	194.0
Bonds	(7.3)	(133.0)	(140.3)
CPI-linked derivatives	—	(167.2)	(167.2)
Other	6.7	5.3	12.0
	33.4	(134.9)	(101.5)

•
The company held $1,061.0 million of cash, short term investments and marketable securities at the holding company level ($989.3 million net of short sale and derivative obligations) at March 31, 2011, compared to $1,540.7 million ($1,474.2 million net of short sale and derivative obligations) at December 31, 2010.

•
The company’s total debt to total capital ratio increased to 25.5% at March 31, 2011 from 23.9% at December 31, 2010, primarily as a result of the net loss, dividends paid and debt of companies acquired in the first quarter of 2011.

•	At March 31, 2011, common shareholders’ equity was $7,245.2 million, or $354.72 per basic share, compared to $7,697.9 million, or $376.33 per basic share, at December 31, 2010.

•	On February 9, 2011, the company completed the purchase of First Mercury Financial Corporation at a cost of $294.3 million.

•	On March 24, 2011, the company completed the purchase of Pacific Insurance Berhad of Malaysia for $71.5 million.

Fairfax holds significant investments in equities and equity-related securities.  In response to the significant appreciation in equity market valuations during 2010 and uncertainty in the economy, the company has hedged its equity investment exposure by entering into total return swaps referenced to the Russell 2000 index (at an average Russell 2000 index value of 659.00) in addition to its existing swap contracts referenced to the S&P 500 index (at an average S&P 500 index value of 1,071.96).  At March 31, 2011, these hedges represented 83.1% of the company’s equity and equity-related holdings.  The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.4 and 20.2 million weighted average shares outstanding during the first quarters of 2011 and 2010, respectively.  At March 31, 2011 there were 20,425,132 common shares effectively outstanding.

Summarized (without notes) consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release.  Fairfax’s detailed first quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its first quarter results at 8:30 a.m. Eastern time on Friday, April 29, 2011.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 13, 2011.  The replay may be accessed at (800) 819-5743 (Canada and U.S.) or 1 (203) 369-3828 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:       John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize future income tax assets; assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at March 31, 2011, December 31, 2010 and January 1, 2010
(unaudited – US$ millions)

	March 31,	December 31,	January 1,
	2011	2010	2010
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $145.3; December 31, 2010 – $137.4; January 1, 2010 – $78.9)	1,061.0	1,540.7	1,251.6
Insurance contract receivables	1,748.0	1,476.6	1,376.8
	2,809.0	3,017.3	2,628.4
Portfolio investments
Subsidiary cash and short term investments	3,260.7	3,513.9	3,244.8
Bonds (cost $12,073.4; December 31, 2010 – $11,456.9; January 1, 2010 – $10,516.2)	12,285.3	11,748.2	10,918.3
Preferred stocks (cost $571.8; December 31, 2010 – $567.6; January 1, 2010 – $273.0)	730.2	583.9	292.8
Common stocks (cost $3,330.0; December 31, 2010 – $3,198.0; January 1, 2010 – $4,081.1)	4,590.2	4,133.3	4,893.2
Investments in associates (fair value $1,045.3; December 31, 2010 – $976.9; January 1, 2010 – $604.3)	759.9	707.9	423.7
Derivatives and other invested assets (cost $536.2; December 31, 2010 – $403.9; January 1, 2010 – $122.5)	556.6	579.4	142.7
Assets pledged for short sale and derivative obligations (cost $689.7; December 31, 2010 – $698.3; January 1, 2010 – $138.3)	686.4	709.6	151.5
	22,869.3	21,976.2	20,067.0
Deferred premium acquisition costs	400.0	357.0	372.0
Recoverable from reinsurers (including recoverables on paid losses – $271.4; December 31, 2010 – $247.3; January 1, 2010 – $262.8)	4,356.2	3,757.0	3,571.1
Deferred income taxes	666.8	490.5	299.5
Goodwill and intangible assets	1,107.9	949.1	438.8
Other assets	992.8	901.0	771.6
	33,202.0	31,448.1	28,148.4
Liabilities
Subsidiary indebtedness	2.2	2.2	12.1
Accounts payable and accrued liabilities	1,425.0	1,263.1	1,290.8
Income taxes payable	22.5	31.7	77.6
Short sale and derivative obligations (including at the holding company – $71.7; December 31, 2010 – $66.5; January 1, 2010 – $8.9)	280.2	216.9	57.2
Funds withheld payable to reinsurers	452.0	363.2	354.9
	2,181.9	1,877.1	1,792.6
Insurance contract liabilities	19,986.2	18,170.2	16,418.6
Long term debt	2,811.7	2,726.9	2,301.2
	22,797.9	20,897.1	18,719.8
Equity
Common shareholders’ equity	7,245.2	7,697.9	7,295.2
Preferred stock	934.7	934.7	227.2
Shareholders’ equity attributable to shareholders of Fairfax	8,179.9	8,632.6	7,522.4
Non-controlling interests	42.3	41.3	113.6
Total equity	8,222.2	8,673.9	7,636.0
	33,202.0	31,448.1	28,148.4

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2011 and 2010
(unaudited – US$ millions except per share amounts)

	First quarter
	2011	2010
Revenue
Gross premiums written	1,801.1	1,332.1
Net premiums written	1,509.9	1,094.7
Net premiums earned	1,339.4	1,064.3
Interest and dividends	178.5	173.6
Share of profit (loss) of associates	(6.6)	7.6
Net gains (losses) on investments	(101.5)	597.8
Other revenue	154.4	141.8
	1,564.2	1,985.1
Expenses
Losses on claims, gross	1,608.9	1,094.2
Less ceded losses on claims	(317.1)	(222.2)
Losses on claims, net	1,291.8	872.0
Operating expenses	279.9	219.9
Commissions, net	186.8	165.8
Interest expense	53.2	45.5
Other expenses	148.6	137.0
	1,960.3	1,440.2
Earnings (loss) before income taxes	(396.1)	544.9
Provision for (recovery of) income taxes	(156.6)	125.6
Net earnings (loss)	(239.5)	419.3

Attributable to:
Shareholders of Fairfax	(240.6)	418.4
Non-controlling interests	1.1	0.9
	(239.5)	419.3

Net earnings (loss) per share	$(12.42)	$20.47
Net earnings (loss) per diluted share	$(12.42)	$20.38
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,440	20,200

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2011 and 2010
(unaudited – US$ millions)

	First quarter
	2011	2010
Net earnings (loss)	(239.5)	419.3
Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)	25.6	85.7
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	(14.6)	(12.7)
Share of other comprehensive income (loss) of associates(3)	5.6	11.1
Actuarial gains (losses) on defined benefit plans(4)	—	(1.7)
Other comprehensive income (loss), net of income taxes	16.6	82.4
Comprehensive income (loss)	(222.9)	501.7

Attributable to:
Shareholders of Fairfax	(223.9)	500.8
Non-controlling interests	1.0	0.9
	(222.9)	501.7
____________

(1)	Net of income tax recovery of $8.3 (2010 – income tax expense of $18.0).

(2)	Net of income tax recovery of nil (2010 – nil).

(3)	Net of income tax expense of $0.4 (2010 – nil).

(4)	Net of income tax recovery of nil (2010 – $0.6).

SEGMENTED INFORMATION
(unaudited – US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the first quarter of 2011 and 2010 were:

Net Premiums Written
	First quarter
	2011	2010
Insurance- Canada (Northbridge)	258.4	197.8
- U.S. (Crum & Forster and Zenith National)	450.7	186.8
- Asia (Fairfax Asia)	61.3	50.6
Reinsurance - OdysseyRe	509.9	473.2
Reinsurance and Insurance - Other	119.4	184.9
Insurance and Reinsurance Operating Companies	1,399.7	1,093.3

Net Premiums Earned
	First quarter
	2011	2010
Insurance- Canada (Northbridge)	268.0	245.9
- U.S. (Crum & Forster and Zenith National)	339.6	182.6
- Asia (Fairfax Asia)	41.2	35.0
Reinsurance - OdysseyRe	451.9	457.1
Reinsurance and Insurance - Other	126.1	142.3
Insurance and Reinsurance Operating Companies	1,226.8	1,062.9

Combined ratios of the insurance and reinsurance operations in the first quarter of 2011 and 2010 were:

	First quarter
	2011	2010
Insurance- Canada (Northbridge)	103.6%	104.6%
- U.S. (Crum & Forster and Zenith National)	111.0%	107.4%
- Asia (Fairfax Asia)	85.9%	96.4%
Reinsurance - OdysseyRe	150.3%	112.8%
Reinsurance and Insurance - Other	166.3%	127.2%
Insurance and Reinsurance Operating Companies	128.7%	111.3%